Exhibit 99.3

Convenience Translation

Fresenius Medical Care AG
Hof

ISIN: DE0005785802 // WKN: 578580
ISIN: US3580291066 // CUSIP: 358029106

Notice pursuant to Section 49(1), sentence 1, no. 2
of the German Securities Trading Act (WpHG)
(Resolution on the cancellation of treasury shares
for the purpose of reducing the share capital)

Exercising the authorization granted by the Annual General Meeting of Fresenius Medical Care AG on May 21, 2026, to cancel shares acquired by the Company on the basis of the aforementioned or a previously granted authorization without a further resolution by the Annual General Meeting, the Management Board resolved on May 21, 2026, to cancel 24,848,819 treasury shares acquired under the share buyback program initiated on August 11, 2025, and concluded on April 30, 2026, thereby reducing the share capital by EUR 24,848,819.00. This corresponds to approximately 8.5% of the share capital prior to the cancellation and share capital reduction.

Following the cancellation of the treasury shares, the share capital of Fresenius Medical Care AG amounts to EUR 268,564,630.00, divided into 268,564,630 no-par value bearer shares, with a proportionate amount of the share capital of EUR 1.00 attributable to each share.

Hof (Saale), May 2026

Fresenius Medical Care AG

The Management Board